UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

Contacts:

Investor Relations
Creo Products Inc.
Tel: 1.604.451.2700
Email: IR@creo.com

Rochelle van Halm
Media Relations
Tel: 1.604.451.2700
Email: rochelle_van_halm@creoscitex.com

www.creo.com

FOR IMMEDIATE RELEASE

Creo Products Inc. Demonstrates Optical Cross Connect Technology

at National Fiber Optic Engineers Conference

Vancouver, BC CANADA (June 18, 2001) - Creo Products Inc. (NASDAQ: CREO; TSE: CRE) will demonstrate optical cross connect technology at the National Fiber Optic Engineers Conference, July 9-11, at the Baltimore Convention Center in Baltimore, MD.

Creo, the world leader in laser imaging systems for the graphic arts industry, will reveal the application of its precision opto-mechanical systems to all-optical switching. This non-MEMs-based technology will enable optical cross connects up to a size of 4000 X 4000 ports. Creo uses a modular design that allows for a scalable architecture within this range. Optical cross connects are telecommunications devices that switch optical signals between different optical fibers.

"Part of Creo's strategy is to investigate new markets where we can apply our core competencies," says Doug Richardson, Director of Technology, Creo Products Inc. "These are essentially the same technologies which have been proven in our laser imaging products. Our understanding of precision opto-mechanical systems is a key advantage." Creo has demonstrated manufacturing capability in highly reliable opto-mechanical and electro-optical systems with manufacturing plants in three countries. In the most recent quarter ending March 31, 2001, Creo reported revenue of US$172.9 million.

Creo's modular system will be demonstrated in a 32 X 32 optical cross connect, a partially populated 1000 X 1000 switch fabric, and in a 4000 X 4000 technology exhibit. Creo is exhibiting at booth #126 of the National Fiber Optic Engineers Conference, one of the largest gatherings of fiber optic professionals in the world.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Creo employs 4,000 people worldwide. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo and the Creo logo are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: June 18, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary